Exhibit 99.1

PRESS RELEASE	Telephone: (819) 363-5100
Cascades Inc.	Fax: (819) 363-5155
404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com

Cascades reports first quarter earnings

Kingsey Falls, Québec, May 3, 2004  — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports a net loss of $6 million ($0.08 per share) for the quarter ended March 31, 2004 compared to net earnings of $16 million ($0.19 per share) for the same period in 2003. The net loss for the quarter ended March 31, 2004  includes an after-tax foreign exchange loss on U.S. denominated debt of $5 million ($0.06 per share) and an after-tax unrealized gain on derivative financial instruments of $4 million (0.05 per share). Net earnings for the first quarter of 2003 included a foreign exchange gain on U.S. denominated debt and a loss on long-term debt refinancing. The first quarter results of last year also included Cascades’ share of an adjustment to a gain realized by Boralex Inc., a significantly influenced company, related to the disposition of certain assets to the Boralex Income Fund created in early 2002. These items increased net earnings of the first quarter of 2003 by $5 million ($0.06 per share).

Highlights

•                  Cascades increases by 8% its tissue manufacturing capacity with a 40,000 short ton acquisition in Memphis, Tennessee;

•                  Cascades’ containerboard sector increases its North American integration level to 64% up from 58% compared to the same period in 2003;

•                  Price increases announced in most operating sectors for gradual implementation over the next few quarters.

	For the quarters ended March 31
	2004		2003

Sales	$870	M	$899	M
Operating income before depreciation	$57	M	$71	M
Net earnings (loss)	$(6	M)	$16	M
per share	$(0.08)		$0.19

Sales decreased by 3.2% during the first quarter of 2004, amounting to $870 million compared to $899 million for the same period last year. Operating income before depreciation amounted to $57 million for the period, compared to $71 million a year earlier. The operating income before depreciation for the quarter ended March 31, 2004 includes our share of an unrealized gain on derivative financial instruments of $5 million in a joint venture.

Commenting on the results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “The company has continued efforts to control costs to better respond to difficult market conditions and with the reality of an appreciated Canadian dollar. These initiatives and managerial skills are key factors which help Cascades’ operations to generate positive cash-flow through these difficult and challenging times. As current economic indicators appear more favourable for paper and packaging companies, we are confident that these efforts will be complemented by the gradual implementation of recently announced price increases in most of our operating sectors.”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on June 14, 2004 to shareholders of record at the close of business on May 31, 2004.

Cascades Inc. is a leader in the manufacturing of packaging products, tissue paper and specialized fine papers. Internationally, Cascades employs nearly 15,000 people and operates close to 150 modern and versatile operating units located in Canada, the United States, France, England, Germany and Sweden. Cascades recycles more than two million tons of paper and board annually, supplying the majority of its fibre requirements. Leading edge de-inking technology, sustained research and development, and 40 years of experience in recycling are all distinctive strengths that enable Cascades to manufacture innovative value-added products. Cascades’ common shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, changes in the relative values of certain currencies,  fluctuations in selling prices, adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

The financial statements included in this press release also contains certain non gaap financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information – supplemental information on non-gaap measures” section,  which is attached to the company’s financial statements.

For further information:	Source:

Mr. Stéphane Mailhot	Mr. André Belzile
Director, Corporate Communications	Vice-President and Chief Financial Officer
Cascades	Cascades
(819) 352-0982	abelzile@cascades.com
stephane_mailhot@cascades.com

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades
(514) 231-2360
marc_jasmin@cascades.com

Consolidated Balance Sheets

(in millions of Canadian dollars)

	Note	As at March 31, 2004	As at December 31, 2003
		(unaudited)
Assets

Current assets
Cash and cash equivalents		29	27
Accounts receivable		512	494
Inventories		515	501
		1,056	1,022
Property, plant and equipment		1,640	1,636
Other assets	4	191	186
Goodwill		83	83
		2,970	2,927

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		52	43
Accounts payable and accrued liabilities		449	453
Current portion of long-term debt	5	14	18
		515	514
Long-term debt	5	1,146	1,092
Other liabilities	6	264	265
Shareholders’ equity
Capital stock	10	264	264
Retained earnings		769	778
Cumulative translation adjustments		12	14
		1,045	1,056
		2,970	2,927

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

		For the 3-month periods ended March 31,
(unaudited)	Note	2004	2003

Sales		870	899
Cost of sales and expenses
Cost of sales	9	728	737
Selling and administrative expenses		90	91
Unrealized gain on derivative financial instruments	2	(5)	—
Depreciation and amortization		40	36
		853	864
Operating income		17	35
Interest expense	9	20	21
Foreign exchange loss (gain) on long-term debt		6	(16)
Loss on long-term debt refinancing		—	11
		(9)	19
Provision (recovery) for income taxes		(2)	1
Share of results of significantly influenced companies		(1)	2
Net earnings (loss) for the period		(6)	16

Basic net earnings (loss) per common share		$(0.08)	$0.19
Diluted net earnings (loss) per common share		$(0.08)	$0.19
Weighted average number of common shares outstanding		81,734,786	81,827,725

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

	For the 3-month periods ended March 31,
(unaudited)	2004	2003

Balance - beginning of period	778	749
Net earnings (loss) for the period	(6)	16
Dividends	(3)	(3)
Excess of the common shares redemption price on their paid-up capital	—	(1)
Balance - end of period	769	761

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

		For the 3-month periods ended March 31,
(unaudited)	Note	2004	2003

OPERATING ACTIVITIES
Net earnings (loss) for the period		(6)	16
Adjustments for
Unrealized gain on derivative financial instruments		(5)	—
Depreciation and amortization		40	36
Foreign exchange loss (gain) on long-term debt		6	(16)
Loss on long-term debt refinancing		—	11
Future income taxes		(4)	(8)
Share of results of significantly influenced companies		(1)	2
Others		3	4
		33	45
Change in non-cash working capital components		(36)	(79)
		(3)	(34)
INVESTING ACTIVITIES
Purchase of property, plant and equipment		(19)	(25)
Other assets		(2)	—
Business acquisitions, net of cash acquired	3	(14)	(1)
		(35)	(26)
FINANCING ACTIVITIES
Bank loans and advances		9	(63)
Issuance of senior notes, net of related expenses		—	669
Change in revolving credit facilities, net of related expenses		42	227
Increase in other long-term debt		3	44
Payments of other long-term debt		(11)	(818)
Premium paid on the redemption of long-term debt		—	(8)
Redemption of common shares		—	(1)
Dividends		(3)	(3)
		40	47
Change in cash and cash equivalents during the period		2	(13)
Translation adjustments on cash and cash equivalents		—	(2)
Cash and cash equivalents - Beginning of period		27	38
Cash and cash equivalents - End of period		29	23

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements (unaudited)

(tabular amounts in millions of Canadian dollars)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles. They should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following :

Hedging relationships

On January 1, 2004, the Company applied Accounting Guideline 13 (“AcG-13”) regarding hedge accounting. In compliance with the criteria required by AcG-13, hedge accounting requires the Company to document the risk management strategy used. Upon executing a hedging contract, management documents the hedged item, namely asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness. Certain hedging relationships existing as at December 31, 2003 did not meet the conditions of AcG-13 and consequently were recorded at fair value as at January 1, 2004, resulting in an increase in other assets of $3.7 million and in liabilities of $0.1 million. The related unrealized gain of $3.6 million were deferred and presented under other liabilities on the balance sheet.

Asset retirement obligations

In March 2003, the CICA issued Section 3110, “Asset Retirement Obligations”, which was implemented by the Company on January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard did not have any signiﬁcant impact on the ﬁnancial position or results of operations of the Company.

Impairment of long-lived assets

Effective January 1, 2004, the Company adopted the new Handbook section 3063, “Impairment of Long-Lived Assets”, which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment and intangible assets with finite useful lives. Under the new standard, impairment in a long-lived asset is recognized when the undiscounted cash flows expected from the use and eventual disposition of the asset are less than their carrying amount. In such situations, the asset is measured at its fair value. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Generally accepted accounting principles

On January 1, 2004, the Company adopted Section 1100, “Generally Accepted Accounting Principles”, and Section 1400, “General Standards for Financial Statement Presentation”, recently issued by the CICA. Section 1100 clariﬁes the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clariﬁes what constitutes a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result, the cost of delivery, which had been subtracted from sales in accordance with industry practice, is no longer subtracted from sales, but rather is included in cost of sales. For information purposes, cost of delivery for the three-month periods ended March 31, 2004 and 2003 amounted to $59 million.

NOTE 2 - UNREALIZED GAIN ON DERIVATIVE FINANCIAL INSTRUMENTS

A joint venture of the Company has entered into various swap contracts with counterparties whereby it sets the price on notional quantities of certain commodities in order to reduce its exposure to price fluctuation.  Under the new  AcG-13 Guideline, old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium swap contracts, did not meet the criteria, for hedge effectiveness, and as a result, the joint venture had to account for these contracts at their fair market value.  The fair market value of these contracts is re-evaluated each quarter and recorded as an unrealized gain or loss, in the consolidated statement of earnings. Company’s policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts did not meet the criteria under AcG-13, the Company believes, from an operational view, that these contracts are effective in minimizing it’s risk.

NOTE 3 - BUSINESS ACQUISITIONS

On February 18, 2004, the Company acquired the 50% participation held by its partner in Cascades Sonoco S.A. for a nominal amount. On March 11, 2004, the Company acquired the assets of a tissue mill located in Memphis, Tennessee from American Tissue or affiliates thereof, for a consideration of $15 million (US$11.4 million).

These acquisitions have been accounted for using the purchase method and the accounts and results of operations of these entities have been included in the consolidated financial statements since their dates of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in no goodwill.

Acquired companies	Sonoco S.A.	American Tissue	Total
Business segment	Packaging products	Tissue Papers

Cash and cash equivalents	1	—	1
Accounts receivable	1	—	1
Inventories	2	—	2
Property, plant and equipment	—	15	15
	4	15	19
Accounts payable and accrued liabilities	(1)	—	(1)
Long-term debt	(3)	—	(3)
Total consideration	—	15	15

NOTE 4 - OTHER ASSETS

	March 31, 2004	December 31, 2003

Investments in significantly influenced companies	85	85
Other investments	6	9
Deferred charges	35	36
Employee future benefits	50	50
Fair value of derivative financial instruments	9	—
Other definite-life intangible assets	6	6
	191	186

NOTE 5 - LONG-TERM DEBT

	March 31, 2004	December 31, 2003

7.25% unsecured senior notes	721	711
Revolving credit facility	209	168
Other debt from subsidiaries	33	36
Other debt from joint ventures	197	195
	1,160	1,110
Current portion	14	18
	1,146	1,092

NOTE 6 - OTHER LIABILITIES

	March 31, 2004	December 31, 2003

Employee future benefits	80	80
Future income taxes	177	182
Unrealized gain on derivative financial instruments	4	—
Non-controlling interests	3	3
	264	265

NOTE 7 – STOCK OPTION PLAN

During the period ended March 31, 2004, the Company issued no stock options.

NOTE 8 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended March 31,
	2004	2003

Consolidated balance sheets (1)
Current assets	245	237
Long-term assets	578	572
Current liabilities	124	121
Long-term debt, net of current portion	192	188

Consolidated statements of earnings
Sales	217	175
Depreciation and amortization	11	8
Operating income	17	14
Interest expense	4	5
Net earnings	9	9

Consolidated statements of cash flows
Operating activities	—	(12)
Investing activities	(6)	(3)
Financing activities	4	18

Additional information (1)
Cash and cash equivalents	10	12
Total assets	823	809
Total debt (2)	215	211
Dividends received by the Company from joint ventures	15	14

(1) As at December 31 for the 2003 consolidated balance sheet items

(2) Includes bank loans and advances, current portion of long-term debt and long-term debt

NOTE 9 - ADDITIONAL INFORMATION

	For the 3-month periods ended March 31,
	2004	2003

(a) Cost of sales
Foreign exchange gain (loss)	1	(4)

(b) Supplemental disclosure
Depreciation of property, plant and equipment	39	35
Amortization of other assets	1	1
Amortization of deferred financing cost included in interest expense	1	1
Interest paid	29	23
Income taxes paid	5	14

NOTE 10 - CAPITAL STOCK

As at March 31, 2004, the capital stock issued and outstanding consisted of 81,734,791 common shares (81,731,387 as at December 31, 2003). As at May 3, 2004, 81,734,791 common shares were issued and outstanding. As at March 31, 2004, 1,487,038 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

In 2004, in the normal course of business, the Company renewed its redemption program of a maximum of 4,086,964 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2004 to March 10, 2005. In 2004, the Company redeemed 4,500 common shares under this redemption program.

NOTE 11 - SUBSEQUENT EVENT

On April 2, 2004, a joint venture of the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for an approximate consideration of $14 million (US$11 million) excluding fees related to the transaction. The allocation of the purchase price has not yet been definitely finalized by the joint venture. The Company’s 50% share in the cash portion of the purchase price is approximately $7 million (US$ 5.5 million).

Selected Segmented Information
(unaudited)

(in millions of Canadian dollars)

	For the 3-month periods ended March 31,
	2004	2003

Sales
Packaging products
Boxboard
Manufacturing	181	200
Converting	112	60
Eliminations and others	3	2
	296	262
Containerboard (1)
Manufacturing	78	90
Converting	110	117
Eliminations and others	(42)	(49)
	146	158
Specialty products	119	121
Eliminations	(10)	(9)
	551	532
Tissue papers
Manufacturing	154	165
Distribution	21	22
Eliminations	(7)	(5)
	168	182
Fine papers
Manufacturing	83	112
Distribution	100	107
Eliminations	(15)	(17)
	168	202

Eliminations	(17)	(17)
Consolidated total	870	899

(1)The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended March 31,
	2004	2003
Operating income before depreciation and amortization and operating income

Packaging products
Boxboard
Manufacturing	7	12
Converting	8	2
Others	2	2
	17	16
Containerboard (1)
Manufacturing	7	5
Converting	11	10
Others	2	4
	20	19
Specialty products	8	9
	45	44
Tissue papers
Manufacturing	18	19
Distribution	—	(1)
	18	18
Fine papers
Manufacturing	(5)	6
Distribution	2	3
	(3)	9
Corporate	(3)	—

Operating income before depreciation and amortization	57	71

Depreciation and amortization
Boxboard	(15)	(11)
Containerboard (1)	(9)	(9)
Specialty products	(6)	(5)
Tissue papers	(9)	(10)
Fine papers	(3)	(3)
Corporate and eliminations	2	2
	(40)	(36)
Operating income	17	35

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

	For the 3-month periods ended March 31,
	2004	2003
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	5	2
Converting	3	1
Others	—	1
	8	4
Containerboard (1)
Manufacturing	2	3
Converting	1	2
Others	—	—
	3	5
Specialty products	3	7
	14	16
Tissue papers
Manufacturing	2	8
Distribution	—	—
	2	8
Fine papers
Manufacturing	1	1
Distribution	—	—
	1	1
Corporate	2	—
Consolidated total	19	25

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information (unaudited)

(in millions of Canadian dollars, except shipments and share information)

	For the 3-month periods ended March 31,
	2004	2003

Common shares - Toronto Stock Exchange
High	$12.60	$16.87
Low	$11.21	$12.60
Volume	7,969,000	9,759,000

Shipments (in thousands)
Packaging products
Boxboard
Manufacturing (S.T.)	216	226
Containerboard (1)
Manufacturing (S.T.)	179	176
Converting (square feet)	1,630	1,550
Tissue papers (S.T.)	96	90
Fine papers (S.T.)
Uncoated papers	33	39
Coated papers	32	40

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization does not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconciled below to Operating Income before Depreciation and Amortization:

	For the 3-month periods ended March 31,
	2004	2003

Net earnings (loss)	(6)	16
Share of results of significantly influenced companies	(1)	2
Provision (recovery) for income taxes	(2)	1
Loss on long-term debt refinancing	—	11
Foreign exchange loss (gain) on long-term debt	6	(16)
Interest expense	20	21

Operating Income
	17	35
Depreciation and amortization	40	36

Operating Income before Depreciation and amortization	57	71